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Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of	February 2004

Agnico-Eagle Mines Limited

(Translation of registrant's name into English)

145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
Date: February 25, 2004
	By:	/s/ DAVID GAROFALO David Garofalo Vice President, Finance & Chief Financial Officer

NEWS RELEASE

Stock Symbols:	AEM (NYSE)	For further information:
	AGE (TSX)	Barry Landen, V.P. Corporate Affairs Agnico-Eagle Mines Limited (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS IMPROVED FOURTH QUARTER EARNINGS;
SIGNIFICANT INCREASE IN GOLD RESERVES

        Toronto (February 25, 2004) — Agnico-Eagle Mines Limited today announced improved fourth quarter earnings of $2.4 million, $0.03 per share compared to $0.8 million, or $0.01 per share, in the same period of 2002. Similarly, operating cash flow in the quarter nearly doubled to $10.5 million, or $0.12 per share, from $5.4 million, or $0.07 per share, the previous year.

        Highlights for the quarter include:

  •
  Steady improvement in operating results at LaRonde Mine as 70,299 ounces of gold was produced at cash operating costs of $180 per ounce ($220 per ounce total cash operating costs including El Coco royalty).

  •
  Operating improvements continue into 2004 with nearly 25,000 ounces of gold produced in January at total cash operating costs of $115 per ounce as increasing byproduct silver, zinc and copper production is sold at higher prices.

  •
  Proven and probable gold reserves increase by 96% to a record 7.9 million ounces as a substantial conversion of mineral resource to reserve occurs at LaRonde, Lapa and Goldex.

  •
  Drill intercepts from the Level 215 exploration drift on LaRonde II encounter higher gold grades, indicating potential for more gold at depth.

        "We have made steady progress in the fourth quarter increasing output and lowering unit costs to produce an ounce of gold. We expect this progress to continue in 2004 with further increases in production, lower cash costs and stronger earnings and cash flow," said Sean Boyd, President and Chief Executive Officer. "Our gold reserves are at record levels and our regional development projects put us in a strong position to build value through an expanded production base," added Mr. Boyd.

Conference Call Tomorrow

        The Company will host a conference call on Thursday, February 26, 2004 at 11:00 a.m. (EST). Please phone 416-640-4127 at that time if you would like to participate or you can participate in a listen-only mode via the Company's website www.agnico-eagle.com. The replay phone number will be 1-877-289-8525, passcode 21031479#.

Improved Fourth Quarter Results and Strong Financial Position

        In the fourth quarter of 2003, the Company reported net income of $2.4 million, or $0.03 per share, on metal revenues of $41.9 million, compared to net earnings of $0.8 million, or $0.01 per share, on metal revenues of $31.6 million in the comparable 2002 period. Gold production was 70,299 ounces at a cash operating cost of $180 per ounce compared to 75,235 ounces at a cash operating cost of $128 per ounce. Including the El Coco royalty, total cash operating costs increased from $198 per ounce in 2002 to $220 per ounce in 2003.

        The improved fourth quarter earnings reflect a higher gold price and a tax recovery, offset somewhat by the lower gold production. As a result, operating cash flow nearly doubled in the fourth quarter of 2003 to $10.5 million, or $0.12 per share, compared to $5.4 million, or $0.07 per share, in 2002.

        The Company ended the year with over $140 million in working capital, including $110 million in cash, and a completely undrawn $125 million revolving bank facility. While positive operating cash flow of $4 million was generated in 2003, over $52 million of cash was invested in the now completed expansion at LaRonde and acquisitions.

LaRonde's Solid Fourth Quarter Performance Leads to Good Start in 2004

        LaRonde delivered a solid operating performance in the fourth quarter as 627,000 tons of ore were processed for a daily rate of over 6,800 tons compared to 538,000 tons or over 5,800 tons per day in the fourth quarter of 2002. More importantly, the mine delivered record quarterly production from the lower level mining horizon, where the gold grades are highest, of over 456,000 tons, representing 73% of the total tonnage processed. Onsite mine costs increased slightly to C$54 per ton in the fourth quarter from C$53 per ton in 2002. However, the onsite costs showed improvement over the course of the quarter as C$49 per ton was realized in December when ore production reached nearly 7,400 tons per day.

        Underground ore production exceeded mill production as 636,000 tons of ore were hoisted from underground during the quarter, resulting in an increase in surface stockpiles. This trend continued into January 2004 as over 234,000 tons were hoisted from underground while the mill processed 220,000 tons, or 7,100 tons per day, and onsite costs decreased to C$48 per ton. Overall, gold production in January was nearly 25,000 ounces at a total cash operating cost of $115 per ounce.

Gold Reserves at Record Level

        The Company's proven and probable gold reserves increased to a record 7.9 million ounces, a 96% increase, as significant resources were converted at LaRonde, Lapa and Goldex.

Gold Reserve/Resource Summary	Proven & Probable Reserve		Measured & Indicated Resource		Inferred Resource
	2003	2002	2003	2002	2003	2002
	(000's ozs.)
LaRonde	5,021	4,022	327	75	2,889	3,978
Goldex	1,647	—	91	997	173	423
Lapa	1,187	—	114	—	58	653
Bousquet	9	—	256	—	648	—
Ellison	—	—	41	41	483	106

Total	7,864	4,022	829	1,113	4,251	5,160

        Gold reserves and resources were estimated using an assumed gold price of $325 per ounce. Though the gold price is higher than the $300 per ounce assumption used in last year's reserve estimate, this impact was essentially negated by the change in the C$/US$ exchange rate assumed from 1.50 to 1.40. The above mineral reserve and resource estimate does not include the significant byproduct silver, zinc and copper contained in the LaRonde ore body. Please see the table appended to this press release for more detailed reserve and resource estimates. Using a $350 gold price, gold reserves would increase by 6%.

        Agnico-Eagle also has excellent exposure to higher silver prices with increasing silver production and silver reserves of 68 million ounces.

Deep Drilling at LaRonde Results in Significant Gold Reserve Conversion

        At LaRonde, seven drills targeted the following areas:

  •
  One drill testing Zone 7 between Levels 167 to 194.

  •
  Three drills on production delineation drilling on Zone 20 North between Level 152 and 194.

  •
  Three drills on LaRonde II deep exploration below level 215.

        Over 50,000 feet of diamond drilling was completed during the fourth quarter, bringing the total in 2003 to over 160,000 feet. Of this total, over 69,000 feet was attributable to LaRonde II exploration.

        Good development performance opened up new drill stations to the west along the Level 215 exploration drift. At the end of the year, the drift was 1,500 feet to the east of the Bousquet property and is projected to reach the property by April. The focus of the three drills on Level 215 during the fourth quarter was to provide adequate drill hole density to enable the further conversion of resource to reserve at depth and to probe Zone 20 North at depth and to the west, now that previous boundary constraints have been removed.

        The results have been summarized below:

Drill Hole	True Thickness(ft)	From	To	Gold(oz/ton) Cut(1.5 oz)	Silver(oz/ton)	Copper(%)	Zinc(%)
3215-68A	45.9	4,160.0	4,245.0	0.19	2.21	0.61	1.87
3215-69	15.7	1,494.5	1,511.2	0.18	0.27	0.34	0.03
3215-70	9.2	1,314.0	1,323.9	0.09	0.38	0.95	0.06
3215-71	12.5	1,191.0	1,203.5	0.33	0.32	0.17	0.11
3215-72	16.1	3,410.6	3,433.6	0.21	0.11	0.12	0.02
3215-73	22.6	3,420.1	3,452.6	0.26	0.11	0.01	0.06
3215-74A	73.5	3,135.0	3,287.6	0.20	0.28	0.12	0.04
including	42.7	3,135.0	3,225.9	0.28	0.22	0.04	0.01
3215-75	56.4	2,615.3	2,687.5	0.22	0.13	0.08	0.04
including	44.0	2,629.1	2,684.8	0.26	0.15	0.09	0.02
3215-76	43.3	2,921.7	2,989.3	0.32	0.09	0.02	0.03
including	34.1	2,921.7	2,974.9	0.39	0.10	0.02	0.03

        Five drill holes were completed within the known gold resource at depth. Depths varied from 8,800 feet to 10,000 feet below surface. The intercepts confirmed the existence of a higher grade gold resource. Most of the drill holes were characterized with uniform gold values across the intercept but frequently with a higher grade core as demonstrated by drill holes 3215-74A, 3215-75, and 3215-76. The horizontal distance between drill holes 3215-73 and 3215-74A is approximately 1,000 feet with the grades varying between 0.21 to 0.28 ounces of gold per ton. Approximately 500 feet to 1,000 feet above this axis, grades vary from 0.22 to 0.32 ounces of gold per ton. At this early stage, the higher grade gold core has been defined over an area of 1,000 feet by 1,000 feet. The area is still open at depth and to the west.

LaRonde Gold Resource Expanding to the West

        The most interesting result was obtained outside the previous resource envelope in drill hole 3215-68A which intersected 45.9 feet grading 0.19 ounces of gold per ton, 2.21 ounces of silver per ton, 0.61% of copper and 1.87% zinc. This value was located 4,352 feet to the west of the Penna Shaft, on the recently acquired Terrex Property, representing the most westerly drill hole completed on Zone 20 North at depth.

        The result is intriguing because of the reoccurrence of massive sulfide bands, unlike the intercepts above, with locally up to 15% chalcopyrite mineralization and the reoccurrence of zinc values. Historically, all massive sulfide lenses on the LaRonde property have been characterized by zinc mineralization along the eastern limits. Drill holes 3215-72, 3215-73 and 3215-68A seem to indicate a thickening of mineralization and increasing massive sulphide occurrences to the west. In terms of a geological model, the lower sulfide- higher grade gold core described above could be interpreted as an alteration zone with additional potential further to the west than previously interpreted. Alternatively, because of the distances involved, drill hole 3215-68A could be the occurrence of a new massive sulfide lens as indicated by the presence of massive sulphides, copper and zinc mineralization. A final possibility is that this result represents the extension of the LaRonde (Shaft #1)/Bousquet II horizon.

        In summary, the recent drill results from Level 215 have indicated the following:

  •
  Existence of a higher grade gold core at depth.

  •
  Existence of multiple lenses at depth that are open for further exploration.

  •
  Zone 20 North is open for further expansion at depth and more importantly on the recently acquired Terrex and Bousquet properties to the south and west.

Regional Project Update

        On the Lapa Project the recent drilling results continued to be encouraging. In the fourth quarter, seven drills completed 38 holes, focused primarily on infill drilling that resulted in the significant resource to reserve conversion. Gold reserves at Lapa stand at 1.2 million ounces and the deposit remains open for expansion.

        Five drills recommenced work on the property in early January with the objective of expanding the reserve base by finding new ore shoots along strike of the known gold bearing zones as well as proving the depth extension to the current reserve and resource. In parallel with the ongoing surface drill program, preliminary engineering has been initiated with the intent of having various options available by the middle of the year to be able to "fast track" the development of the property.

        At Goldex, a new reserve and resource model was estimated and a review of the project conducted by independent engineers. Based on their recommendation, the Company has decided to undertake an underground program to provide additional geological and sampling information to increase the level of confidence in the gold grade. Three vertical slot raises plus additional diamond drilling will be completed over the course of 2004 with a bulk sample expected to be processed in the first quarter of 2005. A feasibility study will be prepared at that time. The Goldex deposit has a reserve base of 1.6 million ounces.

        At LaRonde II, a feasibility study is expected to be completed in late 2004, incorporating the results of the deep drilling program currently in progress at LaRonde.

        Evaluation of Bousquet commenced with four underground diamond drills. The first drill is testing potential extensions of mineralization at depth on the Ellison Property from the 9th Level. Two drills located in the ramp below the 9th Level are testing for downward extensions of the 3-1 Zone. A fourth drill is located at the bottom of the Bousquet Shaft and is probing the results at depth encountered in Drill Hole 3215-68A, intersected from LaRonde's Level 215 exploration drift.

Outlook for 2004

        As previously disclosed, LaRonde's total cash operating costs are expected to decline significantly in 2004 to a range of $155 to $165 per ounce, based on a silver price of $5.00 per ounce, zinc price of $0.40 per pound, copper price of $0.85 per pound and C$/US$ exchange rate of 1.30. The decline in total cash operating costs from those estimated for 2003 is attributable to the elimination of the El Coco royalty ($54 per ounce in 2003) and higher gold and byproduct silver production as well as increases in other byproduct metal production. In 2004, gold production is expected to increase 27% to 300,000 ounces while silver production is expected to increase 19% to 4.7 million ounces.

        The estimated sensitivity of LaRonde's 2004 total cash operating costs to changes in metal prices and exchange rates follows:

Change in variable	Impact on total cash operating costs ($/oz.)
$0.10 in C$/US$	25
$0.50/oz. in silver	10
$0.05/lb. in zinc	16
$0.10/lb. in copper	7

        A summary of the Company's projected exploration and capital expenditures in 2004 follows (thousands):

Project	Capitalized	Expensed	Total
LaRonde I projects	$10,300		$10,300
LaRonde I sustaining	12,600		12,600
LaRonde II drilling & feasibility	3,800		3,800
Goldex bulk sample & engineering	4,700		4,700
Lapa drilling & engineering	3,200		3,200
Bousquet/Ellison drilling	2,300		2,300
Grassroots exploration*		2,000	2,000

	$36,900	$2,000	$38,900

*
does not include Agnico-Eagle's projected $1.2 million share of grassroots exploration conducted by Sudbury Contact, its exploration affiliate, which Sudbury Contact will fund out of its own cash reserves. However, Agnico-Eagle must expense its share for accounting purposes.

Where to Find Maps

        The longitudinal illustrations that detail the drill results presented in this news release can be viewed and downloaded from the Company's website www.agnico-eagle.com (Press Release) or:

        http://files.newswire.ca/3/AGNICO-LONG20N.pdf

        http://files.newswire.ca/3/Laronde-BousquetCrSec.pdf

        http://files.newswire.ca/3/PropertyPlan.pdf

Forward Looking Statements

        This news release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

About Agnico-Eagle

        Agnico-Eagle is a long established Canadian gold producer with operations located in northwestern Québec and exploration and development activities in eastern Canada and the southwestern United States. Agnico-Eagle's LaRonde Mine in Québec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 24 consecutive years.

Agnico-Eagle Mineral Reserve & Mineral Resource Data

Category and Zone	Au(oz/t)	Ag(oz/t)	Cu(%)	Zn(%)	Au (000's oz.)	Tons (000's)
Proven Mineral Reserve
LaRonde	0.09	2.49	0.42	4.24	638	6,848
Bousquet	0.09				9	104

Subtotal Proven Mineral Reserve	0.09				647	6,952

Probable Mineral Reserve
LaRonde	0.13	1.47	0.31	2.32	4,383	34,754
Lapa	0.25				1,187	4,661
Goldex	0.07				1,647	23,983

Subtotal Probable Mineral Reserve	0.11				7,217	63,938

Total Proven and Probable Mineral Reserves	0.11				7,864	70,350

Measured & Indicated Mineral Resource
LaRonde	0.09	0.70	0.27	1.10	327	3,716
Goldex	0.08				91	1,174
Lapa	0.16				114	705
Bousquet	0.16				256	1,608
Ellison	0.16				41	249

Total Measured & Indicated Resource	0.11				829	7,452

Inferred Mineral Resource
LaRonde	0.19	1.15	0.35	0.94	2,889	15,294
Bousquet	0.27				648	2,445
Goldex	0.06				173	2,797
Lapa	0.18				58	324
Ellison	0.29				483	1,692

Total Inferred Resource	0.19				4,251	22,552

        A qualified person, Guy Gosselin, P.Eng., P.Geo., LaRonde Division's Chief Geologist, has verified the LaRonde exploration information disclosed in this news release. The verification procedures, the quality assurance program and quality control procedures used in preparing such data may be found in the 2003 Mineral Resource and Mineral Reserve Report, Agnico-Eagle Mines Limited, LaRonde Division, dated May 12, 2003, filed on SEDAR.

        Agnico-Eagle Mines Ltd. is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves. The effective date of each estimate is December 31, 2003. More recent information on exploration, mining, processing, metallurgy and other economic factors have also been used. The estimates disclosed in this news release are based on the following key metal price assumptions and foreign exchange rates: gold, $325/oz; silver, $5.00/oz; copper $0.80/lb; zinc $0.50/lb; US$/C$=1.40. There are no known relevant issues that would materially affect the estimates. No independent verification of the data has been published.

        Tonnage amounts and contained metal amounts presented in the tables in this news release have been rounded to the nearest 1000.

        A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

        A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

        The qualified person responsible for the LaRonde II, Lapa and Goldex pre-feasibility studies is Rosaire Émond P.Eng., Regional Division's Senior Mining Engineer.

        The qualified person responsible for the LaRonde mineral reserve and resource estimate is Guy Gosselin, P.Eng, P.Geo., LaRonde Division's Chief Geologist. A description of the operating and capital cost assumptions, parameters and methods used to estimate the Penna shaft can be found in the LaRonde Division SEDAR disclosure cited above. Recently disclosed probable reserves, located between 9,200 ft and 9850 ft depth, are estimated using a grade cut-off equivalent to a minimum net smelter return of $42.90/ton.

        The qualified person responsible for the Lapa and Goldex mineral reserve and resource estimates is Marc H. Legault, P.Eng., Manager, Project Evaluations of Agnico-Eagle.

        The minimum gold grade cut-off used to evaluate drill intercepts at Goldex was 0.04 oz/ton over a minimum true thickness of 50 feet. The reserve was derived by evaluating a three-dimensional model of the Goldex Extension zone, whose gold grade was estimated using a 95% confidence interval grade calculation method, and then adjusting the model envelope to only include sectors with a high probability of exceeding the cut-off grade.

        In estimating the Lapa resource and reserve, a minimum gold grade cut-off of 0.15 and 0.19 oz/ton, respectively was used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of 9.2 ft. The estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method.

        The qualified person responsible for the Bousquet and Ellison mineral reserve and resource estimates is Normand Bédard P.Geo., Regional Division's Senior Geologist. In estimating the Bousquet and Ellison mineral resource and reserve, a minimum gold grade cut-off of 0.09 oz/ton was used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of 9.8 ft. The estimate was derived using a combination of three dimensional block modeling (grades were interpolated using the inverse distance power squared method) for certain zones and for other zones, by the polygonal method on longitudinal sections. A portion of the resource estimate is based on estimates reported when the Bousquet I mine closed in 1996. The resource was reviewed and reclassified using the CIM definition and guidelines. This information is of a good quality and is considered reliable.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(Unaudited)
(thousands of United States dollars, except where noted, US GAAP basis)

	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002
Consolidated Financial Data
Income and cash flow
LaRonde Division
Revenues from mining operations	$41,849	$31,640	$126,820	$108,027
Mine operating costs	30,153	23,293	104,990	75,969

Mine operating profit	$11,696	$8,347	$21,830	$32,058

Net income (loss) for period	$2,387	$816	$(19,498)	$4,023
Net income (loss) per share	$0.03	$0.01	$(0.23)	$0.06
Operating cash flow (before non-cash working capital)	$10,477	$5,416	$3,952	$20,364
Weighted average number of shares — basic (in thousands)	84,424	77,487	83,889	70,821
Tons of ore milled	626,994	537,895	2,448,579	1,963,129
Head grades:
Gold (ounces per ton)	0.12	0.14	0.11	0.14
Silver (ounces per ton)	2.22	2.32	2.16	2.35
Zinc	2.87%	3.74%	3.10%	4.14%
Copper	0.60%	0.50%	0.55%	0.34%
Recovery rates:
Gold	91.79%	92.97%	91.41%	93.14%
Silver	85.80%	80.60%	82.60%	80.60%
Zinc	81.60%	78.00%	78.20%	78.40%
Copper	82.50%	80.30%	80.30%	71.40%
Payable production:
Gold (ounces)	70,299	75,235	236.653	260,183
Silver (ounces in thousands)	1,220	1,104	3,953	3,094
Zinc (pounds in thousands)	24,732	26,610	100,337	108,060
Copper (pounds in thousands)	5,749	3,984	20,131	8,927
Realized prices per unit of production:
Gold (per ounce)	$395	$318	$368	$312
Silver (per ounce)	$5.27	$4.51	$5.07	$4.61
Zinc (per pound)	$0.43	$0.34	$0.38	$0.34
Copper (per pound)	$0.94	$0.71	$0.82	$0.70
Onsite operating costs per ton milled (Canadian dollars)	$54	$53	$52	$52

Total operating costs per gold ounce produced:
Onsite operating costs (including asset retirement expenses)	$372	$244	$390	$253
Less: Non-cash asset retirement expenses	(3)	(5)	(2)	(5)
Net byproduct revenues	(189)	(111)	(173)	(107)

Cash operating costs	$180	$128	$215	$141
Accrued El Coco royalties	40	70	54	41

Total cash operating costs	$220	$198	$269	$182
Non-cash costs:
Asset retirement expenses	3	5	2	5
Amortization	53	37	74	50

Total operating costs	$276	$240	$345	$237

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

	December 31, 2003	December 31, 2002
	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$110,365	$152,934
Metals awaiting settlement	34,570	29,749
Income taxes recoverable	7,539	2,900
Inventories:
Ore stockpiles	6,557	4,604
In-process concentrates	1,346	1,008
Supplies	6,276	5,008
Prepaid expenses and other	10,363	10,025

Total current assets	177,016	206,228
Fair value of derivative financial instruments	7,573	1,835
Investments and other assets	11,214	8,795
Future income and mining tax assets	41,579	23,890
Mining properties	399,719	353,059

	$637,101	$593,807

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$29,915	$15,246
Dividends payable	3,327	3,013
Income and mining taxes payable	—	954
Interest payable	3,161	1,873

Total current liabilities	36,403	21,086

Long-term debt	143,750	143,750

Fair value of derivative financial instruments	—	5,346

Asset retirement obligation and other liabilities	15,377	5,043

Future income and mining tax liabilities	40,848	20,889

Shareholders' Equity
Common shares
Authorized — unlimited
Issued — 84,469,804 (2002 — 83,636,861)	601,305	591,969
Warrants	15,732	15,732
Contributed surplus	7,181	7,181
Deficit	(218,055)	(196,023)
Accumulated other comprehensive loss	(5,440)	(21,166)

Total shareholders' equity	400,723	397,693

	$637,101	$593,807

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)
(thousands of United States dollars, except per share amounts, US GAAP basis)

	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002
REVENUES
Revenues from mining operations	$41,849	$31,640	$126,820	$108,027
Interest and sundry income	(477)	(830)	2,775	1,943

	41,372	30,810	129,595	109,970
COSTS AND EXPENSES
Production	30,153	23,293	104,990	75,969
Exploration and corporate development	1,464	1,042	5,975	3,766
Equity loss in junior exploration company	1,500	—	1,626	—
Amortization	3,729	2,756	17,504	12,998
General and administrative	1,820	1,667	7,121	5,530
Provincial capital tax	58	(345)	1,240	829
Interest	2,486	1,855	9,180	7,341
Foreign currency (gain) loss	113	(134)	72	(1,074)

Income (loss) before income, mining and federal capital taxes	49	676	(18,113)	4,611
Federal capital tax	192	221	1,090	949
Income and mining tax recovery	(2,530)	(361)	(1,448)	(361)

Income (loss) before cumulative catch-up adjustment	2,387	816	(17,755)	4,023
Cumulative catch-up adjustment relating to FAS 143	—	—	(1,743)	—

Net income (loss) for the period	$2,387	$816	$(19,498)	$4,023

Net income (loss) before cumulative catch-up adjustment per share — basic and diluted	$0.03	$0.01	$(0.21)	$0.06
Cumulative catch-up adjustment per share — basic and diluted	—	—	(0.02)	—

Net income (loss) per share — basic and diluted	$0.03	$0.01	$(0.23)	$0.06

Weighted average number of shares (in thousands)
Basic & diluted	84,424	77,487	83,889	70,821

Comprehensive income (loss):
Net Income (loss) for the period	$2,387	$816	$(19,498)	$4,023
Other comprehensive income (loss):
Unrealized gain (loss) on hedging activities, net of tax	1,708	(960)	8,807	(5,512)
Dilution gain on issuance of shares by subsidiary, net of tax	—	1,610	4,500	1,610
Unrealized gain on available for sale securities, net of tax	625	1,558	2,258	1,558
Minimum pension liability	—	(980)	—	(980)
Derivative instruments maturing in the year, net of tax	1,801	1,090	1,801	723
Realized gain on available for sale securities, net of tax	(155)	—	(1,640)	—

Other comprehensive income (loss)	$3,979	$2,318	$15,726	$(2,601)

Comprehensive income (loss) for the period	$6,366	$3,134	$(3,772)	$1,422

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS

(Unaudited)
(thousands of United States dollars, US GAAP basis)

	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002
Deficit
Balance, beginning of period	$(217,908)	$(194,330)	$(196,023)	$(197,537)
Net income (loss) for the period	2,387	816	(19,498)	4,023
Dividends declared	(2,534)	(2,509)	(2,534)	(2,509)

Balance, end of period	$(218,055)	$(196,023)	$(218,055)	$(196,023)

Accumulated other comprehensive loss
Balance, beginning of period	$(9,419)	$(23,434)	$(21,166)	$(18,565)
Other comprehensive income (loss) for the period	3,979	2,318	15,726	(2,601)

Balance, end of period	$(5,440)	$(21,116)	$(5,440)	$(21,116)

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(thousands of United States dollars, US GAAP basis)

	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002
Operating activities
Net income (loss) for the period	$2,387	$816	$(19,498)	$4,023
Add (deduct) items not affecting cash from operating activities:
Amortization	3,729	2,756	17,504	12,998
Provision for future income and mining taxes	(1,161)	642	1,090	1,183
(Gain) loss on derivative contracts	412	(336)	(2,265)	(1,680)
Cumulative catch-up adjustment relating to FAS 143	—	—	1,743	—
Amortization of deferred costs and other	5,110	1,538	5,378	3,840

Cash flow from operations, before working capital changes	10,477	5,416	3,952	20,364
Change in non-cash working capital balances
Metals awaiting settlement	(15,709)	(12,095)	(4,821)	(9,669)
Income taxes recoverable	(2,791)	(1,360)	(4,639)	(2,549)
Inventories	(295)	(533)	(3,559)	(863)
Prepaid expenses and other	(4,273)	(2,508)	(5,382)	(2,319)
Accounts payable and accrued liabilities	15,443	5,615	17,414	8,327
Interest payable	2,851	1,466	1,288	(179)

Cash flows from (used in) operating activities	5,703	(3,999)	4,253	13,112

Investing activities
Additions to mining properties	(13,062)	(13,896)	(42,038)	(64,836)
Acquisitions, investments and other	1,641	(965)	(10,438)	(1,773)

Cash flows used in investing activities	(11,421)	(14,861)	(52,476)	(66,609)

Financing activities
Dividends paid	—	—	(2,431)	(1,344)
Common shares issued	1,501	177,718	8,461	193,784
Warrants issued	—	15,732	—	15,732
Share and warrant issue costs	(271)	(9,162)	(271)	(9,162)
Proceeds from long-term debt	—	—	—	143,750
Financing costs	—	—	—	(5,266)
Bank debt	—	(30,000)	—	(30,000)
Repayment of the Company's senior convertible notes	—	—	—	(122,169)

Cash flows from financing activities	1,230	154,288	5,759	185,325

Effect of exchange rate changes on cash and cash equivalents	(20)	(193)	(105)	(74)
Net decrease in cash and cash equivalents	(4,508)	135,235	(42,569)	131,754
Cash and cash equivalents, beginning of period	114,873	17,699	152,934	21,180

Cash and cash equivalents, end of period	$110,365	$152,934	$110,365	$152,934

Other operating cash flow information:
Interest paid during the period	$349	$640	$7,750	$23,590

Taxes paid during the period	$653	$(1,320)	$2,887	$(1,982)

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

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AGNICO-EAGLE REPORTS IMPROVED FOURTH QUARTER EARNINGS; SIGNIFICANT INCREASE IN GOLD RESERVES
SUMMARIZED QUARTERLY DATA
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
CONSOLIDATED STATEMENTS OF DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS
CONSOLIDATED STATEMENTS OF CASH FLOWS